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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                            (Amendment No.    )<F*>

                            Big Entertainment, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  089144109
                            ----------------------
                                (CUSIP Number)

                               February 17, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [   ]          Rule 13d-1(b)
        [ X ]          Rule 13d-1(c)
        [   ]          Rule 13d-1(d)


[FN]
        <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages
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CUSIP No. 089144109                               Page 2 of 8 Pages



1   NAMES OF REPORTING PERSONS/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Auric Partners Limited Partnership /
    38-2741160

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) / /
                                             (b) / /
3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Michigan

               5    SOLE VOTING POWER
 NUMBER OF
  SHARES
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY          500,000<F*>
    EACH
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON
    WITH
               8    SHARED DISPOSITIVE POWER
                    500,000<F*>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    500,000<F*>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES
                                                            / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.8%<F*>

12  TYPE OF REPORTING PERSON
    PN


[FN]
_______________________
    <F*>Computational Note:  All shares are reported as beneficially
        ------------------
owned by virtue of the reporting person's beneficial ownership of 20,000 shares of Series C Variable Rate Convertible Preferred Stock of Big Entertainment, Inc., which shares are convertible into Big Entertainment, Inc. Common Stock. Percentage ownership is based upon 8,075,829 shares of Big Entertainment, Inc.'s Common Stock issued and outstanding as of December 30, 1998.
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CUSIP No. 089144109                               Page 3 of 8 Pages



1   NAMES OF REPORTING PERSONS/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    Amway Corporation/
    38-1736584

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a) / /
                                             (b) / /
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    Michigan

               5    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY          500,000<F*>
    EACH
  REPORTING    7    SOLE DISPOSITIVE POWER
   PERSON
    WITH
               8    SHARED DISPOSITIVE POWER
                    500,000<F*>

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    500,000<F*>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES
                                                       / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.8%<F*>

12  TYPE OF REPORTING PERSON
    CO

[FN]
_______________________
    <F*>Computational Note: All shares are reported as beneficially owned by virtue of the reporting person's beneficial ownership of 20,000 shares of Series C Variable Rate Convertible Preferred Stock of Big Entertainment, Inc., which shares are convertible into Big Entertainment, Inc. Common Stock. Percentage ownership is based upon 8,075,829 shares of Big Entertainment, Inc.'s Common Stock issued and outstanding as of December 30, 1998.

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CUSIP No. 089144109                               Page 4 of 8 Pages


ITEM 1.   (a)  Name of Issuer:

               Big Entertainment, Inc. ("BEI")

          (b)  Address of Issuer's Principal Executive Offices:

               2255 Glades Road, Suite 237 West
               Boca Raton, Florida  33431

ITEM 2.   Auric Partners Limited Partnership
          ----------------------------------

          (a)  Name of Person Filing:

               Auric Partners Limited Partnership

          (b)  Address of Principal Business Offices or, if none,
               Residence:

               7575 East Fulton Road
               Ada, Michigan  49355-7410

          (c)  Citizenship:

               Michigan

          (d)  Title of Class of Securities:

               Common Stock, $0.01 Par Value

          (e)  Cusip Number:

               089144109

          Amway Corporation
          -----------------

          (a)  Name of Person Filing:

               Amway Corporation

          (b)  Address of Principal Business Offices or, if none,
               Residence:

               7575 East Fulton Road
               Ada, Michigan  49355-7410


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CUSIP No. 089144109                               Page 5 of 8 Pages


          (c)  Citizenship:

               Michigan

          (d)  Title of Class of Securities:

               Common Stock, $0.01 par value

          (e)  CUSIP Number:

               089144109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR SECTION 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)   [   ]     Broker or Dealer registered under Section 15 of the
                    Act (15 U.S.C. 78o)
    (b)   [   ]     Bank as defined in Section 3(a)(6) of the Act (15
                    U.S.C. 78c)
    (c)   [   ]     Insurance Company as defined in Section 3(a)(19) of
                    the Act (15 U.S.C.78c)
    (d)   [   ]     Investment Company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 809-8)
    (e)   [   ]     An investment adviser in accordance with Section
                    240.13d-1(b)(1)(ii)(E)
    (f)   [   ]     An employee benefit plan or endowment fund in
                    accordance with Section 240.13d-1(b)(1)(ii)(F)
    (g)   [   ]     A parent holding company or control person, in
                    accordance with Section 240.13d-1(b)(ii)(G)
    (h)   [   ]     A savings association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act (12 U.S.C. 1813)
    (i)   [   ]     A church plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940 (15 U.S.C. 80-a-3)
    (j)   [   ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4.   OWNERSHIP.

          Auric Partners Limited Partnership
          ----------------------------------

          (a)  Amount Beneficially Owned:

               500,000<F*>

          (b)  Percent of Class:

               5.8%<F*>

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CUSIP No. 089144109                               Page 6 of 8 Pages


          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote

                     -0-

               (ii)  Shared power to vote or to direct the vote

                     500,000<F*>

               (iii) Sole power to dispose or to direct the
                     disposition of

                     -0-

               (iv) Shared power to dispose or to direct the disposition of

                     500,000<F*>

          Amway Corporation
          -----------------

          (a)  Amount Beneficially Owned:

               500,000<F*>

          (b)  Percent of Class:

               5.8%<F*>

          (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote

                     -0-

               (ii)  Shared power to vote or to direct the vote

                     500,000<F*>

               (iii) Sole power to dispose or to direct the
                     disposition of

                     -0-

               (iv) Shared power to dispose or to direct the disposition of

                     500,000<F*>

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CUSIP No. 089144109                               Page 7 of 8 Pages


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 089144109                               Page 8 of 8 Pages

                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


January 15, 1999              AURIC PARTNERS LIMITED PARTNERSHIP

                              By: Amway Corporation,
                                  its General Partner


                              By: /s/ James J. Rosloniec
                                  --------------------------------------
                                  James J. Rosloniec,
                                  Vice President-Audit and Control


January 15, 1999              AMWAY CORPORATION


                              By: /s/ James J. Rosloniec
                                  --------------------------------------
                                  James J. Rosloniec,
                                  Vice President-Audit and Control